Exhibit 99.7

Extraordinary General Meeting Noah Holdings Limited (the “Company”) ADS CUSIP No.: 65487X102. ADS Record Date: September 12, 2023. Meeting Specifics: Extraordinary General Meeting to be held on Thursday, October 26, 2023 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Wednesday, October 25, 2023, New York time) at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong (the “Meeting”). Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated as of November 9, 2010, as amended by Amendment No. 1 to Deposit Agreement, dated as of March 28, 2016, and the Letter Agreement, dated as of December 22, 2022. Deposited Securities: Ordinary Shares of the Company. Custodian(s): Citibank, N.A. - Hong Kong. The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified above (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The Depositary has been advised by the Company that in accordance with Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited that voting at any meeting of shareholders is by a poll. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected. Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the shareholders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as contemplated in Section 4.10 of the Deposit Agreement). Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein. The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 a.m. (New York time) on October 17, 2023 for action to be taken. 2023 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES

Signature 1 - Please keep signature within the line Signature 2 - Please keep signature within the line Date (mm/dd/yyyy) If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue. If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue. Please be sure to sign and date this Voting Instruction Card. Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such. B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed. Abstain Resolution 1 For Against A Issues Noah Holdings Limited ORDINARY RESOLUTIONS PROPOSAL NO. 1: THAT subject to and conditional upon (i) the Hong Kong Stock Exchange granting the listing of, and permission to deal in, (a) the Subdivided Shares, (b) any Subdivided Shares which may be issued upon (A) exercise of the share options and share awards granted and to be granted under the Share Incentive Plans and (B) the vesting of the RSUs granted and to be granted under the RSU Plan; and (ii) the compliance with all relevant procedures and requirements under the laws of the Cayman Islands (where applicable), the requirements from NYSE and the Hong Kong Listing Rules to effect the Share Subdivision (as defined below), each of the issued and unissued ordinary shares of par value of US$0.0005 each be and is hereby subdivided into ten (10) ordinary shares of par value of US$0.00005 each, and such Subdivided Shares shall rank pari passu in all respects with each other in accordance with the Articles of Association and have the same rights and privileges and be subject to the same restriction as the Shares in issue prior to the Share Subdivision, with effect from the second business day immediately following the date on which this resolution is passed, being a day on which the Hong Kong Stock Exchange is open for business of dealing in securities (the “Share Subdivision”), such that after the Share Subdivision, the authorized share capital of the Company be changed from US$50,000 divided into 100,000,000 ordinary shares of par value of US$0.0005 each to US$50,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00005 each, and that any Director be and is hereby authorized for and on behalf of the Company to execute and deliver all such documents, instruments and agreements and to do all such acts or things deemed by such Director in his/her absolute discretion to be incidental to, ancillary to or in connection with the matters contemplated in and/or for implementation of the Share Subdivision including but not limited to, cancelling any Existing Share Certificates and issuing Subdivided Share Certificates to holders of the existing Shares pursuant to the Share Subdivision. Capitalized terms used but not otherwise defined herein shall have the same meanings set forth in the circular of the Company dated September 19, 2023. The Depositary has been advised by the Company that its board of directors recommend a "FOR" vote for the resolution.